

Mail Stop 3720

December 18, 2008

Brian V. Turner
Chief Financial Officer
Coinstar, Inc.
1800 114th Avenue S.E.
Bellevue, Washington 98004

> **RE: Coinstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
>
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008.**
> **File No. 000-22555**

Dear Mr. Turner:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director